EXHIBIT D-6


                             PENNSYLVANIA
                            PUBLIC UTILITY COMMISSION
                           HARRISBURG, PA. 17105-3265

                                            Public Meeting held December 5, 2001
Commissioners Present:

     Glen R. Thomas, Chairman
     Robert K. Bloom, Vice Chairman
     Aaron Wilson, Jr.

     Terrance J. Fitzpatrick

Affiliated Interest Agreement Between Columbia                    Docket Number:
Gas of Pennsylvania, Inc. and NiSource, Inc.                      G-00010908


                                      ORDER


BY THE COMMISSION,

          On September 7, 2001, Columbia Gas of Pennsylvania, Inc. ("Columbia") filed an Affiliated Interest Agreement with NiSource, Inc. ("NiSource"). On October 3, 2001, the Commission extended the period for consideration for this Agreement until further order of the Commission. The Agreement pertains to a System Money Pool Agreement among NiSource and several of its direct and indirect subsidiaries.

          This agreement is filed in accordance with the requirements of
Section 2102(b) of the Public Utility Code, 66 Pa. C.S.ss.2102(b).

          According to Columbia, the purpose of the Agreement is to allow Columbia and its affiliates to establish a pool of funds from which they can borrow on a short-term basis. Columbia states that it is filing this Agreement as a result of the merger of NiSource and Columbia Energy Group. Columbia states that its pre-existing System Money Pool Agreement has been revised as a result of the merger to include its additional affiliated companies.

          The Money Pool is administered by NiSource Corporate Services, Inc. and to the extent that the lenders' deposits exceed the borrowers' requirements, funds are invested in a portfolio of high quality short-term securities for the benefit of the lenders. At any time when the borrowers' requirements exceed the lenders' temporary excess cash balances NiSource, through its NiSource Finance Corp. subsidiary, borrows the required funds externally and then deposits these funds into the Money Pool. At no time does NiSource, Inc. or NiSource Financial Corp. borrow money from the Money Pool or from any Subsidiary.

          The interest rate charged to borrowers from the Money Pool and paid to lenders for deposits to the Money Pool ("the Money Pool Rate") is equal to the composite weighted average rate on all NiSource Financial Corp. short-term borrowing transactions and/or the Money Pool Investment Rate.

          In response to data requests, Columbia states that it believes that this Agreement will benefit its ratepayers by resulting in efficiencies and cost savings that would otherwise not be available.

          The company indicates that no services will be provided prior to Commission approval . Therefore, the company has not derived revenues from, nor allocated costs for, its Pennsylvania operations in excess of the exception set forth at Section 2102(d) of the Public Utility Code. Consequently, there has been no violation of Chapter 21.

          The Commission has examined the Agreement and has determined that it appears to be reasonable and consistent with the public interest; however, approval of the Agreement does not preclude the Commission from investigating during any formal proceeding, the reasonableness of any charges under the Agreement; THEREFORE,

          IT IS ORDERED:

          1. That the Affiliated Interest Agreement between Columbia Gas of Pennsylvania, Inc. and NiSource, Inc. be, and hereby is, approved.

          2. That acceptance does not preclude the Commission from investigating during any formal proceeding the reasonableness of any charges under the Agreement.

          3.  That this Docket be closed.


                                         BY THE COMMISSION,


                                         James J. McNulty

                                         Secretary

(SEAL)

ORDER ADOPTED:   December 5, 2001

ORDER ENTERED:   December 5, 2001